FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Material Fact, dated October 21, 2004, consisting of a certification of the resolutions of the Extraordinary General Shareholders’ meeting held on that day.

2	Material Fact dated October 25, 2004, regarding the trades conducted by Pereda Gestión, S.A. on October 22, 2004.

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Item 1

IGNACIO BENJUMEA CABEZA DE VACA, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF BANCO SANTANDER CENTRAL HISPANO, S.A.

CERTIFY: that, according to the minutes of the meeting of the Extraordinary General Shareholders’ meeting of this entity, validly held on October 21, 2004, the following resolutions were passed:

“”FIRST:

1.      Capital increase by means of contributions in kind

It is resolved to increase capital by a nominal amount of Euro 755,688,951.5, by means of the issuance of up to 1,511,377,903 ordinary shares of Euro 0.5 nominal value, of the same class and series as those currently outstanding, represented in book-entry form. The shares will be issued for their nominal value of Euro 0.5, plus an issuance premium that will be determined, under the provisions of Article 159.1.c) in fine of the Companies Law, by the Board of Directors or, by delegation therefrom, by the Executive Committee, no later than the date of execution of the resolution, applying the procedure indicated below, and with an amount that in any event will be between a minimum of Euro 3.74 and a maximum of Euro 8.20 per share. Thus the issue price will be set between a minimum of Euro 4.24 and a maximum of Euro 8.70, in accordance with a procedure that will be stated hereinafter.

The shares issued pursuant to this resolution will be fully paid in by means of contributions in kind comprised of Abbey National plc issued ordinary shares representing its total ordinary share capital. Banco Santander shall receive one Abbey National plc ordinary share for each newly issued Banco Santander share. The delivery of shares of Abbey National plc to Banco Santander and the issue of new Banco Santander shares under this share capital increase resolution shall take place in the context of the “scheme of arrangement” that has been described in the directors’ report regarding this resolution.

2.      Incomplete subscription

If the 1,511,377,903 shares cannot be fully subscribed and paid in by means of the delivery of the indicated contributions, the capital will be increased to the corresponding extent.

For this reason, and in accordance with the provisions of Article 161.1 of the Companies Law, the possibility of incomplete subscription of the increase is specifically contemplated. It is noted that, in any event, the specific number of shares may not exceed the 1,511,377,903 shares contemplated in this resolution.

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3.      Procedure for determination of the issue price and premium

Under the provisions of Article 159.1.c) of the Companies Law, the amount of the issuance premium of the new shares will be established by the Board of Directors or, by delegation, by the Executive Commission, no later than the date of execution of the increase resolution in accordance with the procedure indicated below.

The issue price (nominal value plus issuance premium) for each new Banco Santander share will be equal to the closing price of Banco Santander share on the business day immediately preceding the date of approval of this capital increase resolution by the General Shareholders Meeting, provided that such closing price greater than Euro 4.23 (the existing net asset value per share of Banco Santander shares in accordance with the consolidated financial statements as at 30 June 2004, drawn-up by the Board of Directors in its meeting of 30 August 2004, in respect of which an audit report has been issued by the company's auditor), and not greater than Euro 8.70 (the mean of the closing price of Banco Santander share for the period of three months ending on 22 July 2004, inclusive). If the price of Banco Santander shares at closing of the business day prior to the date on which the General Shareholders Meeting approves this capital increase is not higher than Euros 4.23 (net asset value per share), the issue price per share shall be Euro 4.24, and, if such closing price is higher than Euro 8.70, the issue price per share shall be Euro 8.70. For these purposes, the closing price is understood to be that published as such on the Spanish Automated Quotation System (SIBE).

The issue price (and, therefore, the issuance premium) of each new share will be determined, in accordance with the foregoing rules, under the provisions of Article 159.1.c) in fine of the Companies Law, by the Board of Directors, which in turn may delegate this authority to the Executive Committee no later than the date of execution of the capital increase resolution.

The issuance premium for each new share will be the result of subtracting the nominal value of each new share (Euro 0.50) from the issue price so fixed. Therefore, the issuance premium shall be a minimum of Euro 3.74 and a maximum of Euro 8.20 per share.

The resulting minimum issue price is Euro 4.24, greater than the net worth of Banco Santander, as confirmed by a report issued by an auditor other than the Company’s auditor, in accordance with the provisions of Article 159.1 of the Companies Law. Also resulting from the described procedure is a maximum issue price of Euro 8.70 per share.

4.      Exclusion of the right of preferential subscription

In view of the corporate interest, and with the purpose of allowing the new shares to be delivered to in favour of the Abbey National plc shareholders through CREST and its established link with Iberclear, EC Nominees Limited (entity of the Euroclear Group which will subscribe the shares on the account of the shareholders of Abbey National plc), the preferential subscription right of the shareholders of Banco Santander is totally excluded.

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5.      Rights of new shares

The new shares will give their holders, from the date the increase has been declared to be subscribed and paid up by the Board of Directors or, by delegation, by the Executive Committee, the same rights as the outstanding Banco Santander shares on that date. In particular, those acquiring the new shares will have the right to receive the amounts of interim dividends and special dividends that are paid as from the date indicated to those Banco Santander shareholders as of such date or as of a later date.

6.      Information made available to shareholders

This resolution has been adopted after the Proposal and Report of the Board of Directors have been made available to the shareholders in compliance with the provisions of the Companies Law, as well as the required report of an auditor other than the company’s auditor.

7.      Application of the special tax rules contemplated in Chapter VIII of Title VII of the Restated Text of the Corporate Income Tax Law.

As provided in Article 96 of the Restated Text of the Corporate Income Tax Law (Ley del Impuesto sobre Sociedades) approved by Royal Legislative Decree 4/2004, it is resolved to opt for the application of the special tax regime provided in Chapter VIII of Title VII and in the Second Additional Provision of the Restated Text of the Corporate Income Tax Law, in respect of the capital increase by means of a contribution in kind of shares of the company Abbey National plc.

8.      Delegation to the Board of Directors

The Board of Directors is authorized, with authority to delegate to the Executive Committee, within a maximum term of one year, to decide the date on which this increase is to be executed, and to establish the conditions thereof in all respects not contemplated by this General Meeting, including the determination of the amount of the issuance premium in accordance with the procedure established therefore under Article 159.1.c) in fine and the amendment of the first paragraph of Article 4 of the Articles of Association, to adapt it to the new capital figure and the resulting number of shares, taking such actions as may be necessary to achieve the registration of the capital increase at the Commercial Registry, and also, in respect of the contribution in kind of shares of Abbey National plc, to make effective the option for the special tax regime contemplated in Chapter VIII of Title VII and in the Second Additional Provision of the Restated Text of the Corporate Income Tax Law approved by Royal Legislative Decree 4/2004.

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9.      Listing of the new shares

In addition, it is resolved to list the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, through the Spanish Automated Quotation System. It is also resolved to undertake the steps and procedures that may be necessary and file the required documents with the competent bodies of the foreign stock exchanges on which Banco Santander shares are traded (currently Milan, Lisbon and Buenos Aires and, through ADSs, New York), in order for the newly issued shares under this capital increase to be admitted for listing on stock exchanges. The Board of Directors is authorized, with authority to delegate to the Executive Committee, once this capital increase is executed, to make the corresponding applications, to prepare and file all appropriate documents on the terms it considers appropriate and to take such actions as may be necessary for that purpose.

For the purposes of the provisions of Article 27 of the Spanish Stock Exchange Regulations, it is expressly noted that, if hereafter the delisting of Banco Santander shares is requested, it will be adopted with the same formalities referred to in that article and, in that case, the interests of shareholders opposing or not voting in respect of the resolution will be guaranteed, complying with the requirements established in the Companies Law and related provisions, all in accordance with the provisions of the mentioned Spanish Stock Exchange Regulations, the Securities Market Law and the provisions implementing them.

SECOND:

It is authorized, in the context of the acquisition of Abbey National plc (“Abbey”) by the Bank (the “Acquisition”) and with effects once the same is completed, the continuity of the share plans of Abbey identified below (the “Abbey Share Plans”), for those beneficiaries who opt for it:

-	the Abbey National plc Sharesave Scheme, the Abbey National plc Irish Sharesave Scheme and the Abbey National plc International Sharesave Scheme (jointly, the “Sharesave Schemes”)

-	the Abbey National plc 2001 Executive Share Option Scheme and the Abbey National Executive Share Option Scheme (jointly, the “Executive Schemes”)

-	the Abbey National plc Employee Share Option Scheme

-	the Abbey National plc Performance Share Plan

Taking into account that Abbey’s shares will cease to be listed once the Acquisition is completed and that Banco Santander will become the parent company of the group, it is authorized the replacement of share options and rights to receive shares over Abbey’s shares with share options and rights to receive shares over Banco Santander’s shares, for those participants who opt for it. Before the Acquisition is effective, the beneficiaries of Abbey’s Share Plans will also have the option to exercise their share options or release them in return for a cash payment or allow their rights to receive shares to vest or release them in return for a cash payment.

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The above notwithstanding, the exchange for Banco Santander’s share options will only be allowed for those Abbey’s share options with an exercise price of less than 6.22 sterling per Abbey’s share. As an exception, options belonging to Abbey Sharesave Schemes will be exchangeable regardless of their exercise price.

Replacement and exchange of share options and rights to receive shares over Abbey’s shares with share options and rights to receive shares over Banco Santander’s shares will be effected pursuant to the ratio of one Abbey share per one Bank share established for the Acquisition. In any event, the maximum number of Banco Santander’s shares that may be acquired through the exercise of the options and rights to receive shares replacing Abbey’s share options and rights to receive shares will be 40,067,968 shares.

New share options and rights to receive shares over Banco Santander’s shares will maintain the terms and conditions established for Abbey’s Share Plans at the date the Acquisition is completed. The following table summarises the main conditions of Abbey’s Share Plans which may be eligible for roll-over under the terms of this resolution:

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	SHARE OPTIONS

	Abbey Sharesave Scheme	Irish Sharesave Scheme	International Sharesave Scheme	Abbey Executive Schemes	Abbey Employee Share Option Scheme

Number of Abbey’s shares subject to options	28,921,747	74,380	20,250	7,931,955	480,453

	Min. 3.07 £	Min. 3.06 £	Min. 2.94 £	Min. 3.73 £	Min. 5.90 £

Minimum and maximum exercise prices.	Max. 12.91 £	Max. 7.76 £	Max. 10.05 £	Max. 5.65 £	Max. 5.91 £

Latest date for exercise	01/09/2011	26/03/2010	26/03/2009	21/04/2014	31/08/2011

Number of beneficiaries	16,191(a)	25	26	460	1,519

(a) The number indicates the options granted. Some beneficiaries may hold more than one option.

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RIGHTS TO RECEIVE SHARES

Abbey Performance Share Plan

Number of Abbey’s shares subject to options	2,639,183

Minimum and maximum exercise prices.	There is no exercise price under this plan.

Date for delivery	22/04/2007

Number of beneficiaries	61

The Board is authorised, in the broadest terms admitted in law and with express power of delegation to the Executive Committee, to take whatever actions it deems necessary or merely convenient to effect the roll-over procedure of share options and rights to receive shares over Abbey’s shares granted under Abbey’s Share Plans to options and rights to receive shares over Banco Santander’s shares, including, as an example but not limited to, the following: (i) choosing the most convenient hedging system for those plans which require it, on the basis of the Bank’s issued shares, whether acquired on the market or from treasury stock, (ii) authorizing whatever public or private documents that may be necessary to effect the roll-over, and (iii) agreeing the terms of the roll-over under the Abbey’s Share Plans with the UK authorities and the Irish authorities.

THIRD:

In the context of the acquisition of Abbey National plc (“Abbey”) by the Bank (the “Acquisition”), it is authorized to award one hundred (100) Bank’s shares to each of the employees of Abbey’s group as of the date of the award, as a special bonus in the context of the Acquisition, with effects once it is completed, with no cost for the beneficiaries. The awarded shares shall be Bank’s issued shares, whether acquired on the market or from treasury stock. Delivery may be effected directly by the Bank, Abbey or any subsidiary of the group.

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The Board is authorised, in the broadest terms admitted in law and with express power of delegation to the Executive Committee, to take whatever actions it deems necessary or merely convenient to implement the award of shares pursuant to this resolution, including, as an example but not limited to, the following: (i) to determine the scheme or plan under which the shares may be awarded and (ii) to authorize whatever public or private documents that may be necessary to implement the award.

FOURTH:

Ratify the appointment as a Director of Mr. Francisco Javier Botín-Sanz de Sautuola y O'Shea, which was agreed by the Board of Directors in its meeting of July 25th 2004.

FIFTH:

A)      To empower the Board of Directors to interpret, rectify, supplement, execute and develop the foregoing resolutions, including the adaptation thereof to verbal or written evaluations of the Commercial Registry or any other authorities, officials or institutions which are competent to do so, as well as to comply with whatsoever conditions may be legally required for the effectiveness thereof, and particularly to delegate to the Executive Committee all or a portion of the powers received from the shareholders at this General Meeting by virtue of the preceding resolutions as well as this FIFTH resolution.

B)      To empower Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Mr. Ignacio Benjumea Cabeza de Vaca and Mr. Juan Guitard Marín so that any of them, severally, and without prejudice to any other existing power to record the resolutions in a public instrument, may appear before a Notary Public and authorize on behalf of the Bank any public instruments that may be required or appropriate with respect to the resolutions adopted by the shareholders at this General Shareholders’ Meeting.””

CERTIFY also that, pursuant to the resolution of the Board of Directors to request the presence of a Notary Public, Mr. José María de Prada Díez, member of the Notarial College of Burgos, with residence in Santander, attended the General Shareholders’ meeting and wrote the minutes of the meeting. These notarial minutes of the meeting are the minutes of the General Shareholders’ meeting.

And to leave record, I sign this certification with the approval of Mr. Matías Rodríguez Inciarte, Third Vice Chairman, in Santander on October 21, 2004.

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Item 2

MATERIAL FACT

In connection with the buy back programme announced on July 26, 2004, and pursuant to article 4.4. of Regulation (CE) No. 2273/2003 of the European Commission, Banco Santander Central Hispano, S.A. announces that its subsidiary Pereda Gestión, S.A. conducted the following trades in shares of Banco Santander Central Hispano, S.A. on October 22, 2004:

Date	Security	Buy / Sell	No. of shares	Price (in Euros)

Oct. 22, 2004	SAN.MC	S	250,000	8.5800

Madrid, October 25, 2004

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: October 26, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President